

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 23, 2014

Via E-mail
Michael Rosenberg
Freddi Klassen
DB Commodity Services LLC
60 Wall Street
New York, NY 10005

> **Re:** **PowerShares DB US Dollar Index Bearish Fund;**
> **PowerShares DB Oil Fund;**
> **PowerShares DB US Dollar Index Bullish Fund;**
> **PowerShares DB Energy Fund;**
> **PowerShares DB G10 Currency Harvest Fund;**
> **PowerShares DB Precious Metals Fund;**
> **PowerShares DB Gold Fund;**
> **PowerShares DB Commodity Index Tracking Fund;**
> **PowerShares DB Silver Fund;**
> **PowerShares DB Agriculture Fund; and**
> **PowerShares DB Base Metals Fund**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed November 26, 2014**
> **File Nos. 001-33318; 001-33242; 001-33314; 001-33240; 001-33020; 001-33244; 001-33231; 001-32726; 001-33234; 001-33238; 001-33236**

Dear Messrs. Rosenberg and Klassen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the preliminary proxy statements were filed to seek approval for a change in the managing owner of each registrant. Please revise each proxy statement to describe the

reasons for this change of managing owner and how the change of managing owner will be effected.

2. We note that DB Commodity Services LLC, DB U.S. Financial Markets Holding Corporation and Invesco PowerShares Capital Management LLC entered into an asset purchase agreement dated as of October 24, 2014. Please expand the disclosure in each proxy statement to describe more specifically the material obligations and assets that will be assigned to Invesco under the Asset Purchase Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Victor Chiu, Esq. (Via E-mail)